UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sequans Communications S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.01
(Title of Class of Securities)

817323207
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817323207	13G/A	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Divisar Partners QP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,401,267 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,401,267 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,401,267 (See Note 2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 246,262,004 Ordinary Shares (equivalent to 61,565,501 American Depository Shares ("ADS")) as of January 2, 2024 as reported by the Issuer in the 6-K filed with the SEC on January 16, 2024. Each ADS represents four Ordinary Shares.

(2)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported herein.

CUSIP No. 817323207	13G/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Divisar Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,726,379
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,726,379
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,726,379
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(3) See Note (1) Above

CUSIP No. 817323207	13G/A	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Steven Baughman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,726,379
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,726,379
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,726,379
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above

CUSIP No. 817323207	13G/A	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:
Sequans Communications S.A. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Les Portes De La Defense
15-55 Blvd Charles De Gaulle
92700 Colombes, France
Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

(i)                Divisar Partners QP, L.P.

(ii)               Divisar Capital Management, LLC

(iii)              Mr. Steven Baughman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)           Divisar Partners QP, L.P.

275 Sacramento Street, 8th Floor

San Francisco, CA 94111

(ii)          Divisar Capital Management, LLC

275 Sacramento Street, 8th Floor

San Francisco, CA 94111

(iii)         Mr. Steven Baughman

c/o Divisar Capital Management, LLC

275 Sacramento Street, 8th Floor

San Francisco, CA 94111

Item 2(c).	Citizenship:
(i) Divisar Partners QP, L.P. – DE (ii) Divisar Capital Management, LLC – DE (iii) Mr. Steven Baughman – USA
Item 2(d).	Title of Class of Securities:
Ordinary Shares, nominal value €0.01 (“Common Stock”)
Item 2(e).	CUSIP Number:
817323207
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
CUSIP No. 817323207	13G/A	Page 5 of 9 Pages

Item 4.		Ownership
	(i)	Divisar Partners QP, LP
		(a)	Amount beneficially owned: 4,401,267 (see Note 5)
		(b)	Percent of class: 7.1% (See Note 6)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 4,401,267 (see Note 5)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 4,401,267 (see Note 5)
	(ii)	Divisar Capital Management, LLC
		(a)	Amount beneficially owned: 4,726,379 (see Note 5)
		(b)	Percent of class: 7.7% (See Note 6)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 4,726,379 (see Note 5)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 4,726,379 (see Note 5)
	(iii)	Steven Baughman
		(a)	Amount beneficially owned: 4,726,379 (See Note 5)
		(b)	Percent of class: 7.7% (See Note 6)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 4,726,379 (see Note 5)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 4,726,379 (see Note 5)

CUSIP No. 817323207	13G/A	Page 6 of 9 Pages

Note 5:

Divisar Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Divisar Capital Management, LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 246,262,004 Ordinary Shares (equivalent to 61,565,501 ADS) as of January 2, 2024 as reported by the Issuer in the 6-K filed with the SEC on January 16, 2024. Each ADS represents four Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See Note 5 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Note 5 above.
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

CUSIP No. 817323207	13G/A	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management, LLC, its General Partner

By: /s/ Steven Baughman

Name: Steven Baughman

Title: CEO

DIVISAR CAPITAL MANAGEMENT, LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: CEO

STEVEN BAUGHMAN

By: /s/ Steven Baughman

CUSIP No. 817323207	13G/A	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G/A or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 14, 2024

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management, LLC, its General Partner

By: /s/ Steven Baughman

Name: Steven Baughman

Title: CEO

DIVISAR CAPITAL MANAGEMENT, LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: CEO

STEVEN BAUGHMAN

By: /s/ Steven Baughman

CUSIP No. 817323207	13G/A	Page 9 of 9 Pages